UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. ___)*


                      CENTRAL PARKING CORPORATION
                            (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                     (Title of Class of Securities)

                              154785 10 9
                             (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




CUSIP NO. 154785 10 9

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


	The Carell Children's Trust
	62-6203543

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
              (a) [   ]
	 (b) [   ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee


NUMBER OF SHARES		5.	SOLE VOTING POWER

					3,380,095

BENEFICIALLY                    6.      SHARED VOTING POWER

					None

OWNED BY EACH                   7.      SOLE DISPOSITIVE POWER

					3,380,095

REPORTING PERSON		8.	SHARED DISPOSITIVE POWER

					None

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,380,095

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES* [   ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	29.1%

12.	TYPE OF REPORTING PERSON

	OO




Item 1(a).	Name of Issuer:	CENTRAL PARKING CORPORATION

Item 1(b).	Address of Issuer's Principal Executive Offices:

		2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212

Item 2(a).	Name of Person Filing:  The Carell Children's Trust

Item 2(b).	Address of Principal Business Office or, if none, residence:

                800 Nashville City Center, 511 Union Street, Nashville, Tennessee 37219-1743

Item 2(c).	Citizenship:	Tennessee

Item 2(d). Title of Class of Secuirities: Common Stock, Par Value $.01 per share

Item 2(e).	CUSIP Number:	154785 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is:

		(a)	[   ]	Broker or Dealer registered under the Act

		(b)	[   ]	Bank as defined in Section 3(a)(6) of the Act

                (c)     [   ]   Insurance Company as defined in Section 3(a)(19)
of the Act

                (d)     [   ]   Investment Company registered under Section 8 of
the Investment Company Act

		(e)	[   ]	Investment Adviser registered under Section 203
of the Investment Advisers Act of 1940

		(f)	[   ]	Employee Benefit Plan, Pension Fund which is
subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sect.240.13d-1(b)(1)(ii)(F)

		(g)	[   ]	Parent Holding Company, in accordance with
Sect.240.13d-1(b)(ii)(G); see Item 7

                (h)     [   ]   Group, in accordance with Sect.240.13d-1
                                (b)(1)(ii)(H)

Item 4.	Ownership:

		(a)	Amount Beneficially Owned:	3,380,095

		(b)	Percent of Class:	29.1%

                (c)     Number of Shares as to which such person has:

                        (i)     Sole power to vote or to direct the vote:

                                3,380,095

                        (ii)    Shared power to vote or to direct the vote:

                                None

                        (iii) Sole power to dispose or to direct the disposition of:

                                3,380,095

                        (iv) Shared power to dispose or to direct the disposition of:

                                None

Item 5.	Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following [   ].

		Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

		Not Applicable

Item 7.	Identification and Classification of the Subsidiary which
Acquired the Security Being Reported on by the Parent Holding Company.

		Not Applicable

Item 8.	Identification and Classification of Members of the Group.

		Not Applicable

Item 9.	Notice of Dissolution of Group.

		Not Applicable

Item 10.	Certification.


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


THE CARELL CHILDREN'S TRUST

By: The Equitable Trust Company, Trustee

/s/M.Kirk Scobey, Jr.
   M. Kirk Scobey, Jr.
   Executive Vice President

Date:	February 9, 1996